UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On December 5, 2025, XTL Biopharmaceuticals Ltd. (the “Company”) announced that effective December 11, 2025, Mr. Itay Weinstein resigned from his position as Chief Financial Officer of the Company. Mr. Weinstein resignation was not a result of any disagreement with the Company or its management.

To fill in the vacancy created by the resignation of Mr. Weinstein, on November 30, 2025, the Board of Directors of the Company approved the appointment of Mr. Niv Segal as the Company’s Chief Financial Officer instead of Mr. Weinstein.

Mr. Segal, CPA, has over 12 years of senior financial management experience, primarily in the high-tech sector. He served as the Chief Financial Officer of G.S. Innplay Labs, where he led the company’s $300M acquisition by Playtika, and as the Chief Financial Officer of Beach Bum, managing its $700M acquisition process. Earlier, Mr. Segal was the Group Corporate Controller at Gix Ltd. (TASE: GIX; NASDAQ: VBIX), overseeing global finance operations, public company reporting, M&A processes, and SOX compliance. Mr. Segal began his career at PwC Israel, auditing public and private companies. Mr. Segal holds an MBA in Accounting, a BA in Economics and Accounting, and is a Certified Public Accountant in Israel.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE).

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 5, 2025	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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